Exhibit 99.76

DRAFT

Akumin Inc. Announces Second Quarter 2020 Financial Results

August 12, 2020 – Toronto, ON – Akumin Inc. (TSX: AKU.U, AKU) (“Akumin” or the “Corporation”) announced today its financial results for the quarter ended June 30, 2020 (“Q2 Fiscal 2020”).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Jun. 30, 2020	3-month period ended Jun. 30, 2019	6-month period ended Jun. 30, 2020	6-month period ended Jun. 30, 2019
Volume in RVUs	1,094	1,163	2,619	2,229
Revenue	53,628	53,985	124,980	101,536
EBITDA (1)	15,540	11,244	35,853	23,288
Adjusted EBITDA (1)	13,723	12,290	28,691	21,542
EPS –Diluted	(0.04)	(0.01)	(0.02)	0.02
Adjusted EPS – Diluted (1)	0.01	0.06	0.03	0.11

(1)	See “Non-IFRS Measures” below.

Commenting on the Q2 Fiscal 2020 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “During the quarter ending June 30, 2020 we generated revenue of $53.6 million. Although our RVU volume during the quarter declined by approximately 28% vs. that in Q1 Fiscal 2020, by effectively implementing our cost containment strategies, and with the help and dedication of our employees, we were able to generate Adjusted EBITDA of $13.7 million.

“Akumin’s volume in Q2 Fiscal 2020 was approximately 1,094,000 RVUs, compared to approximately 1,163,000 RVUs in Q2 Fiscal 2019, a decrease of 6%. On an organic volume basis, RVUs decreased by 30% compared to the same prior period. During Q2 Fiscal 2020, our volumes were significantly impacted by the COVID-19 pandemic,” Mr. Zine continued. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

“As stay-at-home orders lifted and the general understanding of the coronavirus disease improved, our volume began to recover,” added Mr. Zine. “As compared to early March 2020, our daily average volume recovered from a low point of an approximate 55% decline in mid-April 2020, a 25% decline by the end of May 2020 and a 15% decline by the end of June 2020. While we have seen increased pandemic cases in Florida and Texas, two of our major markets, volume in the current Q3 Fiscal 2020 continues to be between 10 and 15% below early March 2020 volumes. This demonstrates the resiliency of the Akumin platform providing an essential healthcare service.

“In addition, we finished the quarter with $28.1 million cash-on-hand. The increase of $11.5 million in the cash position during this quarter is mainly due to Free Cash Flow generation of $4.9 million, and the receipt of a $1.1 million grant from Health and Human Services (HHS) and accelerated Medicare payments of $3.1 million under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Services (CMS). The HHS grant and CMS advance were both received from programs made available to Medicare providers under the CARES Act. The accelerated Medicare payments are expected to be repaid against future Medicare services performed starting in late Q3 2020. Our revolving credit facility has over $40 million in undrawn committed capital, and we have not needed to draw on our revolving credit facility for working capital purposes since the COVID-19 pandemic began.”

Second Quarter Fiscal 2020 Financial Results Call

Akumin would like to invite interested parties to the Corporation’s Second Quarter Fiscal 2020 Financial Results Call, to be held on August 13, 2020 from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website (www.akumin.com) and at https://akum.in/AkuminSecondQuarter2020Results. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Thursday, August 20, 2020 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 7967905.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Q2 Fiscal 2020 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release refers to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin”, “Adjusted net income (loss) attributable to shareholders of Akumin” and “Adjusted EPS – Diluted”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated August 12, 2020 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

“Free Cash Flow” means Adjusted EBITDA less cash interest paid (excluding IFRS 16 impact on leases) and cash capital expenditures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

<Financial tables follow.>

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Jun 30, 2020	Three-month period ended Jun 30, 2019
Service fees – net of allowances and discounts	53,157	53,410
Other revenue	471	575

Revenue	53,628	53,985

Employee compensation	15,881	18,861
Reading fees	7,423	7,780
Rent and utilities	3,535	2,306
Third party services and professional fees	4,815	3,963
Administrative	2,626	2,933
Medical supplies and other expenses	1,949	1,675
Depreciation and amortization	8,601	6,635
Stock-based compensation	566	935
Interest expense	10,402	5,300
Settlement costs and other (recoveries)	(549)	(14)
Acquisition related costs	81	1,764
Financial instruments revaluation and other (gains) losses	1,275	1,994

Income (loss) before income taxes	(2,977)	(147)

Income tax provision (recovery)	(426)	270
Non-controlling interests	486	544

Net income (loss) attributable to shareholders of Akumin	(3,037)	(961)

Adjusted EBITDA (in thousands)	Three-month period ended Jun 30, 2020	Three-month period ended Jun 30, 2019
Revenue	53,628	53,985

Less:
Employee compensation	15,881	18,861
Reading fees	7,423	7,780
Rent and utilities	3,535	2,306
Third party services and professional fees	4,815	3,963
Administrative	2,626	2,933
Medical supplies and other expenses	1,949	1,675
IFRS 16 impact on leases	3,190	3,633
Sub-total	39,419	41,151
Non-controlling interests	486	544

Adjusted EBITDA	13,723	12,290

Adjusted EBITDA Margin	26%	23%

(in thousands)	Six-month period ended Jun 30, 2020	Six-month period ended Jun 30, 2019
Service fees – net of allowances and discounts	123,794	100,365
Other revenue	1,096	1,171

Revenue	124,890	101,536

Employee compensation	40,699	36,664
Reading fees	18,346	14,767
Rent and utilities	6,248	4,199
Third party services and professional fees	11,107	7,515
Administrative	6,510	5,644
Medical supplies and other expenses	4,506	3,142
Depreciation and amortization	17,106	12,765
Stock-based compensation	1,158	1,953
Interest expense	20,227	8,770
Settlement costs and other (recoveries)	(194)	(1,231)
Acquisition related costs	300	2,550
Financial instruments revaluation and other (gains) losses	(745)	2,052

Income (loss) before income taxes	(378)	2,746

Income tax provision	19	545
Non-controlling interests	1,102	993

Net income (loss) attributable to shareholders of Akumin	(1,499)	1,208

Adjusted EBITDA (in thousands)	Six-month period ended Jun 30, 2020	Six-month period ended Jun 30, 2019
Revenue	124,890	101,536

Less:
Employee compensation	40,699	36,664
Reading fees	18,346	14,767
Rent and utilities	6,248	4,199
Third party services and professional fees	11,107	7,515
Administrative	6,510	5,644
Medical supplies and other expenses	4,506	3,142
IFRS 16 impact on leases	7,681	7,070
Sub-total	95,097	79,001
Non-controlling interests	1,102	993

Adjusted EBITDA	28,691	21,542

Adjusted EBITDA Margin	23%	21%

Reconciliation of Non-IFRS Measures

(in thousands)	Three-month period ended Jun 30, 2020	Three-month period ended Jun 30, 2019	Six-month period ended Jun 30, 2020	Six-month period ended Jun 30, 2019
Net income (loss) attributable to shareholders of Akumin	(3,037)	(961)	(1,499)	1,208

Income tax provision (recovery)	(426)	270	19	545
Depreciation and amortization	8,601	6,635	17,106	12,765
Interest expense	10,402	5,300	20,227	8,770

EBITDA	15,540	11,244	35,853	23,288

Adjustments:
Stock-based compensation	566	935	1,158	1,953
Settlement costs and other (recoveries)	(549)	(14)	(194)	(1,231)
Acquisition-related costs	81	1,764	300	2,550
Financial instruments revaluation and other (gains) losses	1,275	1,994	(745)	2,052
IFRS 16 impact on leases	(3,190)	(3,633)	(7,681)	(7,070)

Adjusted EBITDA	13,723	12,290	28,691	21,542

Revenue	53,628	53,985	124,890	101,536

Adjusted EBITDA Margin	26%	23%	23%	21%

Adjusted EBITDA	13,723	12,290	28,691	21,542

Less:
Depreciation and amortization	8,601	6,635	17,106	12,765
Interest expense	10,402	5,300	20,227	8,770
Add:
IFRS 16 impact on depreciation and interest expense	5,868	4,793	11,799	9,383
Sub-total	588	5,148	3,157	9,390
Effective tax rate (1)	24.1%	24.3%	24.1%	24.3%
Tax effect	142	1,248	761	2,277

Adjusted net income attributable to shareholders of Akumin	446	3,900	2,396	7,113

(1)	Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.